UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number : 814-00778				Date examination completed: October 26, 2012
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Keating Capital, Inc.
4. Address of principal executive office (number, street, city, state, zip code): 5251 DTC Parkway, Suite 1100, Greenwood Village, Colorado 80111

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Keating Capital, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the “Act”), that Keating Capital, Inc. (the “Company”) complied with the applicable requirements of subsections (b) and (c) of Rule 17f-2 promulgated under the Act as of October 26, 2012. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 26, 2012, and, with respect to agreement of security purchases and sales, for the period from July 25, 2012 through October 26, 2012:

1.	Count and inspection of all securities located in the vault of Steele Street Bank & Trust (the “Custodian”) in Cherry Creek, Colorado on behalf of the Company, with prior notice to management.

2.	Examination of all publicly traded securities held by the Custodian or its agent, SEI Private Trust Co., in nominee form at The Depository Trust & Clearing Corporation (“DTCC”).

3.	Inspection of documentation of all securities purchased but not received.

4.	Reconciliation of all securities to the books and records of the Company and the Custodian, and inspection of relevant documentation for reconciling items.

5.
Agreement of additional investment in one existing portfolio company for the period from July 25, 2012 through October 26, 2012 from the books and records of the Company to trade documentation to bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Keating Capital, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 promulgated under the Act as of October 26, 2012, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Keating Capital, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ GRANT THORNTON LLP

Chicago, Illinois
November 9, 2012

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Keating Capital, Inc. (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 26, 2012, and from July 25, 2012 through October 26, 2012.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 promulgated under the 1940 Act as of as of October 26, 2012, and from July 25, 2012 through October 26, 2012 with respect to securities reflected in the investment account of the Company.

Keating Capital, Inc.

By:	/s/ Timothy J. Keating
Timothy J. Keating
Chief Executive Officer

Dated: November 9, 2012

By:	/s/ Stephen M. Hills
Stephen M. Hills
Chief Financial Officer

Dated: November 9, 2012